STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

February 28, 2012

Deborah O’Neal-Johnson, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Dreman Contrarian Funds – Responses to Comments on Post-Effective Amendment No. 22 to the Registration Statement on Form N-1A File Nos. 333-145984; 811-22118

Dear Ms. O’Neal-Johnson:

On November 22, 2011, Dreman Contrarian Funds (the “Company”) filed the above-referenced post-effective amendment (the “Amendment”) pursuant to Rule 485(a) under the Securities Act of 1933. On January 9, 2012, you provided comments on the Amendment during a telephone call with Cynthia Beyea of Sutherland. On behalf of the Company, set forth below are those comments and the Company’s responses to the comments:

1.	Comment: In the Fee Table, please add the $15 redemption charge fee for wire transfers.

Response: The $15 fee for wire redemptions has been added to the fee table.

2.	Comment: In the Fee Table, please add the 1% redemption fee for Class A shares. You can then add a footnote explaining when this charge applies.

Response: The 1% redemption fee for Class A shares has been added to the fee table, as well as a footnote explaining when this charge applies.

Securities and Exchange Commission

February 28, 2012

3.	Comment: Please confirm that the Adviser is not permitted to recoup expenses under the expense waiver.

Response: As disclosed in a footnote to the fee table, and under the heading “Management of the Fund”, and as provided in the expense limitation agreement, the Adviser is permitted to recoup amounts waived and/or reimbursed within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the expense limitation.

4.	Comment: Please confirm that the expense waiver is only reflected in the first year of the expense example.

Response: The expense waiver is only reflected in the first year of the expense example.

5.	Comment: In the Principal Investment Strategies please clearly state: (i) the specific types of derivatives in which the fund may invest and (ii) the specific purpose for investing in those types of derivatives. Please also include the specific risks of those derivatives.

Response: Because the Adviser does not use derivatives as part of the principal strategies of the Fund, the disclosure has been removed from the Principal Investment Strategies section.

6.	Comment: REIT Risk should be added to the principal risks.

Response: The following disclosure has been added to the principal risks:

Real Estate Securities Risks. The value of real estate securities in general, and REITs in particular, are subject to the same risks as direct investments and will depend on the value of the underlying properties or the underlying loans or interest. The value of these securities will rise and fall in response to many factors, including economic conditions, the demand for rental property and interest rates. In particular, the value of these securities may decline when interest rates rise and will also be affected by the real estate market and by the management of the underlying properties. REITs may be more volatile and/or more illiquid than other types of equity securities.

Securities and Exchange Commission

February 28, 2012

7.	Comment: Confirm that portfolio holdings information is not available on the Fund’s website. If it is available, please include this information in the prospectus.

Response: Portfolio holdings information is not currently available on the Fund’s website.

8.	Comment: In order to comply with the relief that permits this type of related performance information, please indicate that the objectives, policies, and strategies of the composite accounts are substantially similar to those of the Fund.

Response: The second paragraph under the heading “Advisor’s Prior Performance” has been revised to read as follows:

The Dreman Value Equity Composite (the “Composite”) represents all fully discretionary advisory accounts that are managed in an All Capitalization trading style. The Fund is managed in a manner that is substantially similar to the manner in which these discretionary advisory accounts are managed, and the objectives, policies, and strategies of the composite accounts are substantially similar to those of the Fund. The Composite was created on November 30, 2007.

9.	Comment: Presentation of performance gross of fees is not permitted. Please remove this.

Response: As requested, the presentation of performance gross of fees has been removed.

10.	Comment: Please include the consent from Ashland Partners & Company LLP with the next filing.

Response: A consent from Ashland Partners & Company LLP was included as an exhibit to Post-Effective Amendment No. 22, and another consent from Ashland Partners & Company LLP will be included as an exhibit to Post-Effective Amendment No. 23.

11.	Comment: Please provide the Average Annual Total Returns for the one, five, and ten year periods.

Securities and Exchange Commission

February 28, 2012

Response: The composite inception date is November 30, 2007. Accordingly, Average Annual Total Returns for the one, two, and three year periods, as well as the period since inception have been provided.

12.	Comment: In number 7 of the Investment Limitations, repurchase agreements are not permitted as a carve out to the policy.

Response: The investment limitation has been revised to eliminate repurchase agreements as a carve out to the policy.

*            *             *

In connection with our response to the aforementioned comments, the Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (2) comments from the Commission staff or changes to disclosure in response to comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert comments from the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please call the undersigned at 202-383-0176 or Cynthia Beyea at 202-383-0472.

Sincerely

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Yvonne Pytlik - Dreman Value Management, L.L.C. Carol Highsmith - Huntington Asset Services, Inc Cynthia Beyea - Sutherland